July 18, 2025

Alfredo Papadakis
Chief Executive Officer
Green Rain Energy Holdings Inc.
8549 Wilshire Blvd., Suite 1216
Beverly Hills, CA 90211

       Re: Green Rain Energy Holdings Inc.
           Amendment No. 9 to Offering Statement on Form 1-A
           Filed July 3, 2025
           Amendment No. 10 to Offering Statement on Form 1-A
           Filed July 10, 2025
           File No. 024-12568
Dear Alfredo Papadakis:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 30, 2025 letter.

Amendment No. 9 to Offering Statement on Form 1-A
Description of Indebtedness, page 54

1. We note your revised disclosures in response to comment 1, and note that some of the loans you have indicated are not in default have maturity dates that are in the past, as your disclosures on pages 54 and 55 show that such debt have maturity dates beginning on April 1, 2025. Please update your disclosure to clarify the aggregate amounts of promissory notes that are in default and not in default as of June 30, 2025.
 July 18, 2025
Page 2
Balance Sheet for the Period Ended December 31, 2024 and December 31, 2023, Unaudited, page F-2

2.     We note your response to prior comment 3. Please address the following:

             Revise the December 31, 2023 common stock share count caption to give effect to the 500-for-1 reverse stock split.

             We note your common stock caption here and added disclosure on page F-7 that no changes to the $0.001 par value per common share and total additional paid-in capital reported on the balance sheet occurred from the reverse stock split.
           However, total common stock balances reported on the balance sheet as of
           December 31, 2024 and 2023 suggest a $0.50 par value per common share on a post-split basis. Please advise or revise.
Statement of Stockholders' Equity, Unaudited, page F-5

3. Revise to replace this version of the statement of stockholders equity with the post-
       split version included on page F-5 of Amendment No. 8 to your offering statement filed June 16, 2025. Further to our previous comment, please also ensure that all activity and balance amounts disclosed in the common share dollar amount column align with the actual post-split par value per common share and number of shares issued.
Earnings (Net Loss) Per Share Calculations, page F-6

4. Revise to replace this version of earnings (net loss) per share calculations with the post-split version included on page F-6 of Amendment No. 8 to your offering statement filed June 16, 2025.
Notes to Unaudited Financial Statements
Note 4. Stockholders' Equity, page F-10

5. We note your disclosure of 14,646,806 common shares outstanding as of July 2, 2025.
       Please reconcile this count with the 12,246,570 number of post-split shares outstanding as of December 31, 2024, plus the 1,200,000 additional shares (600 million on a pre-split basis) issued thus far in 2025 as disclosed in
Note 7. Subsequent
       Events on page F-13.
Exhibits

6.     We note your response to comment 4 and your revised exhibits. We note that your
       offering statement indicates that    [t]here is a $10,000 minimum
purchase for each
       investor   .    Please revise your subscription agreement to include
your minimum
       purchase amount of $10,000 in the agreement or revise your offering statement as appropriate. Additionally, please revise your legality opinion to opine upon the
       800,000,000 shares of common stock being offered by the company in your Form 1-
       A.
 July 18, 2025
Page 3

       Please contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Dorrie Yale at 202-551-8776 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Peter Campitello